

September 2, 2025

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

> **Re: GCL Global Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted August 27, 2025**
> **CIK No. 0002002045**

Dear Sebastian Toke:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso